

VIA FACSIMILE AND U.S. MAIL

February 4, 2010

Mr. H. John Mye III
Chief Financial Officer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

> **RE: Ecology and Environment, Inc.**
> **Form 10-K for the Year Ended July 31, 2009**
> **Form 10-Q for the Period Ended October 31, 2009**
> **File No. 1-9065**

Dear Mr. Mye:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended July 31, 2009</u>

<u>Financial Statements</u>

<u>General</u>

1. In future filings, please disclose your segment information, including but not limited to your reportable segments, as required by SFAS 131. Please also note that certain disclosures are required by SFAS 131 even if you conclude you have only one reportable segment.

Consolidated Statements of Income, page 24

2. It does not appear you allocate any of your depreciation to cost of professional
   services and other direct operating expenses. If you do not allocate depreciation
   and amortization to cost of professional services and other direct operating
   expenses, in future filings, please revise your presentation on the face of your
   statements of income and throughout the filing to comply with SAB Topic 11:B.
   Please also remove your presentation of gross profit here and elsewhere
   throughout the filing if you do not allocate depreciation and amortization to cost
   of professional services and other direct operating expenses.

Item 9A. Controls and Procedures, page 40

3. In future filings, please revise to state clearly, if true, that your disclosure controls
   and procedures are designed to provide reasonable assurance of achieving their
   objectives and that your principal executive officer and principal financial officer
   concluded that your disclosure controls and procedures are effective at that
   reasonable assurance level. In the alternative, remove the reference to the level of
   assurance of your disclosure controls and procedures. Please refer to Section
   II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
   Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
   33-8238, available on our website at <http://www.sec.gov/rules/final/33-
   8238.htm>.

4. In future filings, to the extent a definition of disclosure controls and procedures is
   included, please provide the complete definition in Rules 13a-15(e) and 15d-15(e)
   of the Exchange Act.

Summary Compensation Table, page 43

5. In future filings, please ensure that your summary compensation table conforms in
   form and content to the requirements of Item 402(n)(2) of Regulation S-K.

Signatures, page 49

6. The Form 10-K should be signed by the company's principal executive officer,
   principal financial officer, and controller or principal accounting officer whose
   titles should be shown on the signature page. Any person who occupies more
   than one of the specified positions shall indicate each capacity in which he signs
   the report. Please refer to General Instruction D(2)(a) and (b) of Form 10-K.
   Please revise in future filings.

Exhibits 31.1 and 31.2

7. Please amend your annual report to revise the certifications to include the complete introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company; and to include paragraph 4(b) of certification.

Form 10-Q for the Period Ended October 31, 2009

General

8. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief